KEYUAN PETROCHEMICALS, INC.

Qingshi Industrial Park
Ningbo Economic & Technological
Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

January 14, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Chambre Malone

Re:	Keyuan Petrochemicals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 13, 2011
File No. 333-170324

Dear Ms. Malone:

We filed Amendment No. 2 to our Registration Statement on Form S-1 on January 14, 2011.  We hereby request that the Registration Statement be declared effective at 4:30 pm Eastern Standard Time on Wednesday, January 19, 2011.

We acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•	The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding this letter.

Very truly yours,
Keyuan Petrochemicals, Inc.

/s/ Aichun Li
By: Aichun Li
Chief Financial Officer